LEVETT ROCKWOOD P.C.

Attorneys-at-Law

JENNIFER B. KLEINER

jkleiner@levettrockwood.com

March 26, 2009

By EDGAR

John P. Lucas

Attorney-Adviser

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bolt Technology Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 12, 2008
Definitive Proxy
Filed October 24, 2008
File No. 1-12075

Dear Mr. Lucas:

Reference is made to the letter of the Commission to Joseph Espeso, Chief Financial Officer of Bolt Technology Corporation, dated March 16, 2009. This confirms our telephone conversation on March 25, 2009, in which you confirmed it would be acceptable for Bolt Technology Corporation to file its response to the Commission’s letter by April 3, 2009.

Should you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jennifer B. Kleiner
Jennifer B. Kleiner

cc:	Mr. Joseph Espeso

Bolt Technology Corporation